[CADWALADER, WICKERSHAM & TAFT LLP LETTERHEAD]


November 28, 2005


Amit Pande
Assistant Chief Accountant
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:   Irwin Financial Corporation
      Form 8-K
      Filed November 4, 2005
      File No. 001-16691
      ------------------

Dear Amit Pande:

      On behalf of Irwin Financial Corporation ("Irwin" or the "Corporation"), we set forth below Irwin's responses to the comments of the Staff of the Commission as received by letter dated November 18, 2005 (the "Comment Letter"). The Staff's comments have been reproduced in this letter, and the Corporation's responses follow each comment.

Comment 1.: We note that you intend to file restated financial statements.
            Please tell us how and when you will file them.

      Response: The Corporation is working diligently to complete restated financial statements for the first two quarters of fiscal year 2005 and for the year ended December 31, 2004. The Corporation plans to file such restated financial statements in the form of amended Form 10-Qs for the quarters ended March 31, 2005 and June 30, 2005 (the "10-Q/As) and an amended Form 10-K for the year ended December 31, 2004 (the "10-K/A"). The Corporation's current intention is to have the 10-Q/As and the 10-K/A completed and filed during the first quarter of 2006. However, in order to complete the restated financial statements for the year ended December 31, 2004 and file the 10-K/A the Corporation must receive the consent of and audit from its independent auditors, PricewaterhouseCoopers ("PwC"). In addition, PwC will need to perform a review of the restated financial statements for the 2005 quarterly periods before the corporation can file the 10-Q/As. The Corporation is unable to predict when PwC will issue its consent or complete its review. The Corporation therefor is not in a position to make a public announcement as to the exact time when it expects to file restated financial statements.



Dennis J. Block    Tel 212 504 5555    Fax 212 504 5557    dennis.block@cwt.com

CADWALADER

Letter to Amit Pande
November 28, 2005


Comment 2.: Please tell us how you determined that financial statements prior to those for fiscal year ended December 31, 2004 were not required to be restated. If the issues surrounding the restatement relate to periods prior to fiscal 2004, please revise to identify them and restate all years for which you are currently required to provide financial statements under Regulation S-X.

      Response: Although the Corporation entered into its first incentive servicing fee (ISF) arrangement in 2002, the Corporation has determined through a materiality assessment (based upon SEC Staff Accounting Bulletin No 99) ("SAB 99")) that the ISF transactions in 2002 and 2003 met neither quantitative nor qualitative materiality tests requiring restatement of those periods.

   o No income under the previous accounting treatment (now known to be incorrect) was recorded in 2002 and no income would be recorded in 2002 under the appropriately applied GAAP.

   o For 2003, the table below illustrates the as-reported and corrected amounts recorded on the quarterly and annual financial statements (unaudited).

      -------------------- ------------ ----------- -------------- -------------

      $ Million            As-Reported  Corrected   $ Difference   % Difference
      -------------------- ------------ ----------- -------------- -------------
      Net Income
      -------------------- ------------ ----------- -------------- -------------
      1Q03                 $11.8        $11.9       $0.1           0.8%
      -------------------- ------------ ----------- -------------- -------------
      2Q03                 13.2         13.3        0.1            0.9%
      -------------------- ------------ ----------- -------------- -------------
      3Q03                 31.1         31.1        n/a            n/a
      -------------------- ------------ ----------- -------------- -------------
      4Q03                 16.7         16.7        n/a            n/a
      -------------------- ------------ ----------- -------------- -------------
      2003                 72.8         73.0        0.2            0.3%
      -------------------- ------------ ----------- -------------- -------------

      -------------------- ------------ ----------- -------------- -------------
      Profit Before Tax
      -------------------- ------------ ----------- -------------- -------------
      1Q03                 19.1         19.3        0.2            0.9%
      -------------------- ------------ ----------- -------------- -------------
      2Q03                 21.4         21.6        0.2            0.9%
      -------------------- ------------ ----------- -------------- -------------
      3Q03                 51.1         51.1        n/a            n/a
      -------------------- ------------ ----------- -------------- -------------
      4Q03                 26.8         26.8        n/a            n/a
      -------------------- ------------ ----------- -------------- -------------
      2003                 118.4        118.8       0.4            0.3%
      -------------------- ------------ ----------- -------------- -------------

CADWALADER

Letter to Amit Pande
November 28, 2005


      -------------------- ------------ ----------- -------------- -------------

      $ Million            As-Reported  Corrected   $ Difference   % Difference
      -------------------- ------------ ----------- -------------- -------------
      Revenues
      -------------------- ------------ ----------- -------------- -------------
      1Q03                 118.0        118.1       0.1            0.1%
      -------------------- ------------ ----------- -------------- -------------
      2Q03                 121.8        122.0       0.2            0.2%
      -------------------- ------------ ----------- -------------- -------------
      3Q03                 165.5        165.5       n/a            n/a
      -------------------- ------------ ----------- -------------- -------------
      4Q03                 125.1        125.1       n/a            n/a
      -------------------- ------------ ----------- -------------- -------------
      2003                 530.4        530.8       0.4            0.1%
      -------------------- ------------ ----------- -------------- -------------

      -------------------- ------------ ----------- -------------- -------------
      Mortgage Servicing
      Assets
      -------------------- ------------ ----------- -------------- -------------
      1Q03                 0            0.2         0.2                     n/a
      -------------------- ------------ ----------- -------------- -------------
      2Q03                 0            0.4         0.4                     n/a
      -------------------- ------------ ----------- -------------- -------------
      3Q03                 0            0.4         0.4                     n/a
      -------------------- ------------ ----------- -------------- -------------
      4Q03                 0            0.4         0.4                     n/a
      -------------------- ------------ ----------- -------------- -------------

      -------------------- ------------ ----------- -------------- -------------

      -------------------- ------------ ----------- -------------- -------------
      Total Assets
      -------------------- ------------ ----------- -------------- -------------
      1Q03                 5,365.9      5,366.1     0.2            0.003%
      -------------------- ------------ ----------- -------------- -------------
      2Q03                 5,530.2      5,530.5     0.3            0.007%
      -------------------- ------------ ----------- -------------- -------------
      3Q03                 5,059.2      5,059.5     0.3            0.007%
      -------------------- ------------ ----------- -------------- -------------
      4Q03                 4,988.4      4,988.7     0.3            0.007%
      -------------------- ------------ ----------- -------------- -------------

The SAB 99 analysis was provided to the Corporation's independent auditing firm prior to the November 4, 2005, 8-K.

Closing
-------

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

            o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

            o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

CADWALADER

Letter to Amit Pande
November 28, 2005


            o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Response:   Irwin has executed a statement acknowledging the three bullet points above. Please see a copy of such statement attached hereto as Exhibit A.

      Your prompt attention to this response will be appreciated. If you have any questions or if any additional information is needed, please contact me at
(212) 504-5555.

Very truly yours,

/s/ Dennis J. Block

Dennis J. Block

                                                                       Exhibit A

                             Company Acknowledgement



      Irwin Financial Corporation (the "Company") hereby acknowledges that:

      1. the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filing on Form 8-K with the SEC;

      2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      3. the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      IN WITNESS WHEREOF, the undersigned has caused this Company
Acknowledgement to be executed as of this 23rd day of November, 2005.



                                       By:   /s/ Gregory F. Ehlinger
                                          --------------------------------------
                                          Name:  Gregory F. Ehlinger
                                          Title: SVP and Chief Financial Officer